ARRIS RESOURCES INC.

(the “Company”)

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL INSTRUMENT 51-102

NOTICE IS HEREBY GIVEN that effective October 26, 2009 DeVisser Gray, Chartered Accountants,

resigned as auditors of the Company.  The Company has appointed ACAL Group, Chartered Accountants,

as auditors of the Corporation to hold office until the next annual general meeting of the Company.

There have been no reservations in the auditor’s reports for the most recently completed fiscal year ended December 31, 2008 nor have there been any reportable events.

The resignation of DeVisser Gray as auditors and the appointment of ACAL Group in their place has been approved by the board of directors of the Company.

Dated as of the 26th day of October 2009

ARRIS RESOURCES INC.

Per:

“Sandeep Poonia”

Sandeep Poonia

Director